EXHIBIT 99.1

Management's Discussion and Analysis

The following management's discussion and analysis should be read in conjunction with our consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP, and the related notes to those financial statements. All dollar amounts in this discussion are in U.S. dollars unless otherwise specified. Unless otherwise indicated, references in this discussion to "we," "our" and "us" are to The Thomson Corporation and its subsidiaries. This management's discussion and analysis is dated as of April 23, 2004.

OVERVIEW

Description of Our Business

We are a global leader in providing integrated information solutions to business and professional customers. We generate revenues by supplying our customers with business-critical information from multiple Thomson and third party databases and further enhance the value of that information with analysis, insight and commentary. To enhance the speed and accessibility of information for our customers, we increasingly deliver information and services electronically. As we integrate critical information with analysis, tools and applications, we place greater focus on the way our customers use our content, rather than simply on selling the content itself.

As a global company, we are affected by the economic conditions and business characteristics of each market in which we operate. The development of our business is also largely driven by our customers' technological, informational and other needs.

We organize our operations into four market groups that are structured on the basis of the customers they serve:

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  Thomson Legal & Regulatory,

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  Thomson Learning,

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  Thomson Financial, and

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  Thomson Scientific & Healthcare.

We report the financial results of our four market groups together with those of a corporate and other reporting category. The corporate and other category principally includes corporate expenses, expenses associated with our stock-related compensation and the results of Thomson Media, which is a business unit we established in 2001 to manage primarily print-based businesses that previously were maintained in our financial group.

2004 Financial Outlook

We expect full-year 2004 revenue growth to be in the mid-single digit range, excluding the effects of currency translation, driven by continued growth from our existing businesses and supplemented by acquisitions.

Adjusted EBITDA margins in 2004 are expected to improve slightly reflecting continued operating improvements.

We also expect to continue to generate strong free cash flow in 2004.

Seasonality

We typically derive a greater portion of our operating profit and operating cash flow in the second half of the year. Customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets, while costs are incurred more evenly throughout the year. As a result, our operating margins generally increase as the year progresses. For these reasons, it may not be possible to compare the performance of our businesses quarter to consecutive quarter, and our quarterly results should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Use of Non-GAAP Financial Measures

In addition to the results reported in accordance with Canadian GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance and financial position. We use these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. We have historically reported non-GAAP financial results as we believe their use provides more insight to our performance. The following discussion defines the measures that we use and explains why we believe they are useful measures of our performance, including our ability to generate cash flow:

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  Adjusted EBITDA.  We define adjusted EBITDA as earnings from continuing operations before interest, taxes, depreciation and amortization, net other income (expense) and equity in net losses of associates, net of tax. Because adjusted EBITDA excludes interest and taxes, it provides a more standard comparison among businesses by eliminating the differences that arise between them due to the manner in which they were acquired or funded. We use the measure as a supplemental cash flow metric as adjusted EBITDA also excludes depreciation and amortization of identifiable intangible assets, which are both non-cash charges. Net other income (expense), which normally includes items such as gains and losses on sales of businesses, is excluded from adjusted EBITDA, as this item is not considered relevant to operating performance. Finally, as the results of equity in associates are not directly under our control, we exclude this item from our analysis of current operating performance. We also use adjusted EBITDA margin, which we define as adjusted EBITDA as a percentage of revenues.

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  Adjusted operating profit.  Adjusted operating profit is defined as operating profit before amortization of identifiable intangible assets. We use this measure because we do not consider amortization to be a controllable operating cost for purposes of assessing the current performance of our businesses. We also use adjusted operating profit margin, which we define as adjusted operating profit as a percentage of revenues.

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  Free cash flow.  We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less additions to property and equipment, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.

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  Adjusted earnings (loss) and adjusted earnings (loss) per common share from continuing operations.  We measure our earnings (loss) attributable to common shares and per share amounts to adjust for non-recurring items, discontinued operations and other items affecting comparability, which we refer to as adjusted earnings (loss) from continuing operations and adjusted earnings (loss) per common share from continuing operations. We use these measures to assist in comparisons from one period to another. Adjusted earnings (loss) per common share from continuing operations does not represent actual earnings (loss) per share attributable to shareholders.

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  Net debt.  We measure our indebtedness including associated hedging instruments (swaps) on our debt less cash and cash equivalents. Given that we hedge some of our debt to reduce risk, we include hedging instruments as a better measure of the total obligation associated with our outstanding debt. We reduce gross indebtedness by cash and cash equivalents, on the basis that they could be used to pay down debt.

These and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. You should not view these measures as alternatives to operating profit, cash flow from operations, net earnings, total debt or other measures of financial performance calculated in accordance with GAAP. We encourage you to review the reconciliation of these non-GAAP financial measures to the most directly comparable Canadian GAAP measure within this management's discussion and analysis.

RESULTS OF OPERATIONS

The following discussion compares our results in the three-months ended March 31, 2004 and 2003 and presents results from continuing operations and discontinued operations.

Basis of Analysis

Our results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from operations classified as discontinued. Results from operations that qualify as discontinued operations have been reclassified to that category for all periods presented. Please see the section entitled "Discontinued Operations" for a discussion of these operations. Additionally, our market group results represent ongoing businesses, which exclude the results of businesses sold or held for sale that do not qualify as discontinued operations, i.e., disposals. The principal businesses included in disposals were various businesses in our financial market group.

Continuing Operations

The following table sets forth our summarized consolidated results for the periods indicated.

	Three months ended March 31,
(unaudited) (millions of U.S. dollars)	2004	2003	Change

Consolidated Operations
Revenues	1,718	1,582	9%
Adjusted EBITDA	311	248	25%
Adjusted EBITDA margin	18.1%	15.7%
Adjusted operating profit	170	113	50%
Adjusted operating profit margin	9.9%	7.1%
Operating profit	98	41	139%
Operating profit margin	5.7%	2.6%
Net earnings	37	47	(21%	)
Earnings attributable to common shares	36	66	(45%	)
Earnings per share attributable to common shares	$0.05	$0.10	(50%	)

Revenues.    In the three-months ended March 31, 2004, revenues increased 9%. However, excluding the impact of foreign currency translation, the increase was 6%. This increase was due to growth from our existing businesses and, to a slightly lesser extent, contributions from acquisitions. Growth from existing businesses was largely within our legal and regulatory group, with contributions from our learning group. Revenues from existing businesses declined slightly in our financial and scientific and healthcare groups.

In the three months ended March 31, 2004, products and services delivered electronically accounted for 64% of our revenues, unchanged from the prior period in 2003, and compared to 55% for the year ended December 31, 2003. Because of the seasonality of our learning group, which has a higher percentage of print-based revenues than our other market groups, the percentage of revenues from products and services delivered electronically tends to be higher in the first half of the year. Historically, customer buying-patterns in our learning group have been concentrated in the second half of the year. Therefore, to the extent that revenues in our learning group increase throughout the year, the percentage of revenues from products and services delivered electronically tends to be lower in the second half of the year.

Operating profit.    Operating profit and related margin growth in the three months ended March 31, 2004 reflected higher revenues and improved operating efficiencies across the corporation with only a marginal contribution from the favorable impact of foreign currency translation. While both periods included a benefit associated with our stock appreciation rights, reflecting a decrease in the trading price of our common shares, the benefit in 2004 was approximately $3 million higher than that of 2003. These factors were partially offset by higher pension and other defined benefit plans expense in 2004 of $8 million.

Adjusted EBITDA and Adjusted operating profit.    Adjusted EBITDA, adjusted operating profit and their related margins all increased for the reasons noted above under "Operating profit."

Net other income.    There was no net other income in 2004. In the three-month period ended March 31, 2003, other income of $56 million consisted primarily of the gain on the sale of our 20% interest in Bell Globemedia Inc. (BGM). See "Related Party Transactions" for more information about this disposal.

Net interest expense and other financing costs.    Our interest expense in the three months ended March 31, 2004 decreased $4 million to $61 million from $65 million in 2003. This decrease in interest expense reflected lower average levels of outstanding net debt and lower interest rates during the first three months of 2004 compared with 2003. Included in interest expense in 2004 was $3 million of expense related to new accounting guidance on derivatives. See the section entitled "Accounting Changes" for more information.

Income taxes.    Income taxes for the three months ended March 31, 2004 reflected a tax benefit from a refinement of the calculation by which we allocate estimated full year income tax expense among interim periods in 2004. See the section entitled "Accounting Changes" for more information. Because of the seasonality in our businesses, our interim effective tax rate for the first quarter of 2004 is not indicative of our estimated effective tax rate for the full year. The income tax benefit for the period ended March 31, 2003 reflects an operating loss, as the gain in the prior year on the sale of our interest in BGM did not result in income tax expense.

Equity in net losses of associates, net of tax.    Equity in net losses of associates, net of tax, includes our proportionate share of net losses of investments accounted for under the equity method. For the three months ended March 31, 2004, equity in net losses of associates, net of tax, was $1 million, compared to a loss of $4 million in the comparable prior year period, reflecting improved performance of equity investees.

Earnings attributable to common shares and earnings per common share.    Earnings attributable to common shares for the three months ended March 31, 2004 declined due to one-time items in 2003, partially offset by a tax benefit from a change in our allocation of expected full year income tax expense among interim periods in 2004. Aside from the gain on the sale of BGM noted under "Net other income," results for 2003 also included a $24 million gain related to the redemption of our Series V preference shares. The gain of $24 million represents a foreign exchange gain of $30 million, less the premium paid on redemption of $6 million.

The following table presents a summary of our earnings and our earnings per common share from continuing operations for both 2004 and 2003, after adjusting for items affecting comparability in both years.

	Three months ended March 31,
(unaudited) (millions of U.S. dollars, except per common share amounts)	2004	2003

Earnings attributable to common shares	36	66
Adjust for one-time items:
Net other income	—	(56)
Tax on above item	—	(1)
Net gain on redemption of preference shares	—	(24)
Interim period effective tax rate normalization	(17)	—
Discontinued operations	5	(11)

Adjusted earnings (loss) from continuing operations attributable to common shares	24	(26)

Adjusted earnings (loss) per common share from continuing operations	$0.04	($0.04)

On a comparable basis, our adjusted earnings from continuing operations for the three months ended March 31, 2004 were $24 million, compared to a loss of $26 million in 2003. This increase largely reflected higher operating profit, stemming from higher revenues and improved operating efficiencies.

Operating Results by Business Segment

See the "Reconciliations" section at the end of this management's discussion and analysis for a reconciliation of the below non-GAAP financial measures to the most directly comparable GAAP measures.

Thomson Legal & Regulatory

	Three months ended March 31,
(unaudited) (millions of U.S. dollars)	2004	2003	Change

Revenues	774	675	15%
Adjusted EBITDA	208	151	38%
Adjusted EBITDA margin	26.9%	22.4%
Adjusted operating profit	160	108	48%
Adjusted operating profit margin	20.7%	16.0%

In the three-months ended March 31, 2004, revenues for Thomson Legal & Regulatory increased 15%. However, excluding the impact of foreign currency translation, the increase was 12%. The remaining increase was driven by strong performance by Westlaw and Checkpoint online services, newly acquired businesses, and increased trademark searches. Revenue growth for the first quarter of 2004 was offset, in part, by continued weakness in the news and business information sector, but at a slower rate of decline than in 2003. Revenue from print and CD products were consistent with that of the prior year, but are expected to decline for the full year. Growth attributable to acquired businesses was principally from Thomson Elite, a provider of back-office software to law firms acquired in May 2003, and fold-in tax software acquisitions.

North American Westlaw revenue experienced growth in all of its major market segments: law firm, government and corporate. Outside of North America, Westlaw revenues increased particularly in Europe and the Asia-Pacific region. The North American tax and accounting businesses experienced a strong quarter, led by higher revenues from the Checkpoint online service and tax software products. Finally, FindLaw revenue increased significantly as a result of continued strong new sales performance.

For the three-months ended March 31, 2004, the growth in adjusted EBITDA and adjusted operating profit, along with the corresponding higher margins, resulted from the revenue growth described above, as well as the impact of improved operating efficiencies. Growth in adjusted EBITDA and adjusted operating profit for future periods in 2004 are expected to be tempered by the anticipated decline in print and CD sales.

Thomson Learning

	Three months ended March 31,
(unaudited) (millions of U.S. dollars)	2004	2003	Change

Revenues	351	327	7%
Adjusted EBITDA	(16)	(23)	30%
Adjusted EBITDA margin	nm	nm
Adjusted operating profit	(54)	(57)	5%
Adjusted operating profit margin	nm	nm

nm = Not meaningful.

Thomson Learning's first quarter results are not indicative of its anticipated performance for the full year due to the seasonal nature of the higher education businesses in which most of the revenues and profits are realized in the second half of the year.

In the three months ended March 31, 2004, revenues increased 7%. Excluding the impact of foreign currency translation, the increase was 4%. Led by its international operations and improved performance in library reference, the Academic group's revenue increased compared to the prior year, partially offset by higher textbook returns. Lifelong Learning group's revenues increased primarily due to growth in vocational training sales and higher enrollments for Education Direct, while reduced information technology hiring and corporate employee training continued to impact revenue growth.

The improvement in adjusted EBITDA and adjusted operating profit in 2004 largely reflected the increased revenues and improved efficiencies realized from the prior year's reduction in workforce and office consolidation efforts.

Thomson Financial

	Three months ended March 31,
(unaudited) (millions of U.S. dollars)	2004	2003	Change

Revenues	389	380	2%
Adjusted EBITDA	101	94	7%
Adjusted EBITDA margin	26.0%	24.7%
Adjusted operating profit	58	49	18%
Adjusted operating profit margin	14.9%	12.9%

In the three-months ended March 31, 2004, revenues for Thomson Financial increased 2%. However, excluding the impact of foreign currency translation, revenues declined 1%. Revenues from existing businesses in the United States increased as a result of higher usage and transaction revenues as well as lower cancellations. Thomson ONE workstations increased 16% in the first quarter of 2004, demonstrating continued market penetration. The revenue increase in the United States was more than offset by lower European revenues. European revenues decreased as market conditions continue to lag the improvements being exhibited in the United States, though European market conditions exhibited certain positive trends. Revenues also benefited from acquired businesses.

Included in both adjusted EBITDA and adjusted operating profit for the three-months ended March 31, 2004 was a property insurance recovery of $5 million related to September 11, 2001. Adjusted EBITDA, adjusted operating profit, and the related margins increased in 2004 because of this recovery, as well as due to the effect of previously enacted leveraging initiatives.

Thomson Scientific & Healthcare

	Three months ended March 31,
(unaudited) (millions of U.S. dollars)	2004	2003	Change

Revenues	177	169	5%
Adjusted EBITDA	30	34	(12%	)
Adjusted EBITDA margin	16.9%	20.1%
Adjusted operating profit	23	27	(15%	)
Adjusted operating profit margin	13.0%	16.0%

In the three-months ended March 31, 2004, revenues for Thomson Scientific & Healthcare increased 5%. Excluding the impact of foreign currency translation, revenues increased 1%. This remaining increase was attributable to contributions from acquired companies, primarily BIOSIS, a provider of databases and services for life sciences research acquired in January 2004. Revenue growth benefited from higher subscription revenues for the MICROMEDEX electronic product portfolio and increased customer spending for healthcare decision support products. However, overall revenues from existing businesses declined slightly due to lower discrete sales of historical Web of Science information and a delay in specific product offerings typically released in the first quarter. First quarter comparability was impacted by the delayed release of the Diccionario de Especialidades Farmaceuticas, a Mexican drug information product similar to the PDR (Physicians' Desk Reference) in the United States, which was shipped in the first quarter in 2003 but will ship in the second quarter in 2004.

The decreases in adjusted EBITDA, adjusted operating profit and the corresponding margins reflected lower revenue from existing businesses and higher expenses. Higher expenses resulted from the BIOSIS acquisition, severance associated with restructuring activity at Thomson Scientific and the timing of certain costs compared to last year.

Corporate and other

Corporate and other revenues, which relate solely to Thomson Media, increased 6% from $34 million in 2003 to $36 million in 2004. This increase was primarily attributable to higher advertising revenues from the fixed income and mortgage related industries.

The adjusted EBITDA loss in 2004 was $9 million, compared to $10 million in the comparable period in 2003. This improvement was the result of higher revenues and the timing of expenses at Thomson Media, as well as a higher benefit associated with our stock appreciation rights, reflecting related movement in the trading price of our common shares. This was partially offset by higher pension and other defined benefit plans expense.

Discontinued Operations

The following three businesses, along with one other small business from Thomson Learning, which was sold in June 2003, were classified as discontinued operations within the consolidated interim financial statements for all periods presented. None of these businesses is or was considered fundamental to our integrated information offerings.

In October 2003, we sold our portfolio of healthcare magazines for $135 million and recorded the related post-tax gain of $63 million in the fourth quarter of 2003. The magazines had previously been managed within our scientific and healthcare group.

In November 2003, we expressed our intention to sell Sheshunoff Information Services Inc., a provider of critical data, compliance and management tools to financial institutions, which has been managed within Thomson Media. We are working toward completing a sale in the first half of 2004. Based on estimates of fair value, an impairment charge relating to identifiable intangible assets and goodwill of $24 million before income taxes was recorded in the fourth quarter of 2003. Based on the status of negotiations at March 31, 2004, we recorded a further pre-tax impairment charge of $6 million relating to intangible assets in the first quarter of 2004.

In February 2004, we completed the sale of DBM, a provider of human resource solutions, which had been managed within our learning group. Based on the status of negotiations at December 31, 2003, an impairment charge relating to goodwill of $62 million before income taxes was recorded in the fourth quarter of 2003. We recorded a post-tax loss of $4 million in the first quarter of 2004 related to the completion of the sale.

LIQUIDITY AND CAPITAL RESOURCES

Financial Position

At March 31, 2004, our total assets were $18.2 billion, a decline of $500 million from December 31, 2003. A reduction in accounts receivable reflecting the seasonality of our businesses, the sale of DBM (see "Discontinued Operations") and a decrease in our overall cash balance accounted for the decline. Our total assets by market group were as follows as of the dates indicated:

	As at March 31, 2004		As at December 31, 2003

(unaudited) (millions of U.S. dollars)	Total assets	Percentage of total assets	Total assets	Percentage of total assets

Thomson Legal & Regulatory	7,301	40%	7,414	40%
Thomson Learning	4,909	27%	5,109	27%
Thomson Financial	3,051	17%	2,915	16%
Thomson Scientific & Healthcare	1,006	6%	995	5%
Corporate and other	1,895	10%	1,988	11%
Discontinued operations	49	0%	264	1%

Total assets	18,211	100%	18,685	100%

The following table presents comparative information related to total net debt, which we define as total debt, after accounting for swap arrangements, less cash and cash equivalents; shareholders' equity and the ratio of net debt to shareholders' equity:

(millions of U.S. dollars)	As at March 31, 2004	As at December 31, 2003

Short-term indebtedness	9	87
Current portion of long-term debt	482	484
Long-term debt	3,685	3,684

Total debt	4,176	4,255
Swaps	(200)	(199)

Total debt after swaps	3,976	4,056
Less: cash and cash equivalents	(549)	(683)

Net debt	3,427	3,373

Shareholders' equity	9,135	9,193

Net debt/equity ratio	0.38:1	0.37:1

The following table displays the changes in our shareholders' equity for the three months ended March 31, 2004:

(millions of U.S. dollars)

Restated balance at January 1, 2004	9,193
Earnings attributable to common shares for the three months ended March 31, 2004	36
Additional paid in capital related to stock option expense	6
Issuance of common shares under stock incentive plan	1
Dividends paid on common shares	(118)
Increase of cumulative translation gains	17

Balance at March 31, 2004	9,135

In conjunction with the adoption of new accounting guidance on asset retirement obligations, shareholders' equity was restated from its previously reported amount. See "Accounting Changes" for more information.

At March 31, 2004, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, however, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating costs.

Cash Flow

Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facilities and our commercial paper program and the issuance of public debt. Our principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance capital expenditures, acquisitions and dividend payments.

Operating activities.    Cash provided by our operating activities in the three months ended March 31, 2004 was $290 million compared to $165 million for the comparable period in 2003. The increase was primarily attributable to increased adjusted EBITDA and the timing of payments for normal operating expenses.

Investing activities.    Cash used in our investing activities in the three months ended March 31, 2004 was $224 million compared to cash provided of $137 million in 2003. The increased usage reflected a higher spending on acquisitions and additions to property and equipment, and lower proceeds from disposals as 2003 included the sale of our 20% interest in BGM (see "Related Party Transactions"). The increase was partially offset by proceeds from our sale of DBM in 2004 (see "Discontinued Operations").

Acquisition spending in 2004 primarily represented our purchases of Corporate Communications Broadcast Network, Inc. (CCBN) and BIOSIS. Additions to property and equipment increased due to spending on technology initiatives, primarily at our legal and regulatory and financial groups.

Financing activities.    Cash used in our financing activities was $200 million for the three months ended March 31, 2004, compared to $461 million in 2003. The decline in usage of cash reflected lower dividend payments.

The following table sets forth our dividend activity for the periods indicated:

	Three months ended March 31,

(millions of U.S. dollars)	2004	2003

Regular dividends declared	121	117
Special dividends declared	—	279
Dividends reinvested	(3)	(48)

Dividends paid	118	348

The special dividend in 2003 of $279 million related to the sale of our 20% interest in BGM. The decrease in dividends reinvested was because Woodbridge no longer participates in our dividend reinvestment plan. See "Related Party Transactions."

Free cash flow.    The following table sets forth a calculation of our free cash flow for the three months ended March 31, 2004 and 2003:

	Three months ended March 31,
(millions of U.S. dollars)	2004	2003

Net cash provided by operating activities	290	165
Additions to property and equipment	(118)	(86)
Other investing activities	(14)	(31)
Dividends paid on preference shares	(1)	(6)
Additions to property and equipment of discontinued operations	—	(1)

Free cash flow	157	41

The improvement in our free cash flow in 2004 was a result of higher adjusted EBITDA and the timing of payments for operating expenses. This was partially offset by increased spending on additions to property and equipment for technology initiatives.

Credit facilities and commercial paper program.    We maintain revolving unsecured credit facilities that we have historically used to support the issuance of commercial paper. Borrowings under our commercial paper program reduce the amount available to us under our credit facilities. At March 31, 2004, our credit lines and related activity were as follows:

(millions of U.S. dollars)
Type	Credit Lines	Amount Drawn	Commercial Paper Outstanding	Lines Available

Multi-year	1,040	(66)	—	974
364-day	520	—	—	520

Total	1,560	(66)	—	1,494

Our commercial paper program authorizes us to issue up to Cdn$1 billion.

Our multi-year facilities currently expire in March 2008. Of our 364-day facilities, $195 million expires in December 2004 and the remaining $325 million expires in March 2005. Our facilities are structured such that, if our long-term debt rating was downgraded by Moody's or Standard & Poor's, our facility fee and borrowing costs under our existing multi-year credit facilities may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs.

RELATED PARTY TRANSACTIONS

As at April 23, 2004, through The Woodbridge Company Limited, or Woodbridge, and its affiliates, Kenneth R. Thomson controlled approximately 69% of our common shares.

In the normal course of business, a Woodbridge-owned company rents office space from one of our subsidiaries. Additionally, a number of our subsidiaries charge a Woodbridge-owned company administrative fees for various services. In the full year of 2003, the total amount charged to Woodbridge for these rentals and services was approximately $2 million.

The employees of Jane's Information Group, a business sold by us to Woodbridge in April 2001, continue to participate in our United States and United Kingdom pension plans. Jane's makes proportional contributions to these plans as required.

In July 2003, we announced that Woodbridge had agreed to discontinue its commitment to participate in our dividend reinvestment plan (DRIP). Previously, Woodbridge had agreed to reinvest at least 50% of the quarterly dividends received by it and its subsidiaries in common shares through June 2005.

In March 2003, we sold our 20% interest in BGM to a company that is owned by the Thomson family for $279 million. In the event that BGM is subsequently sold to a third party for a gain prior to February 7, 2005, we are entitled to receive half of the gain relative to our former interest, subject to certain adjustments. If no such gains are recognized from a subsequent sale to a third party, we are not required to reimburse the former owner for any losses. Our Board of Directors appointed a committee of independent directors to review the transaction. The committee retained a financial advisor to provide an opinion to us as to the fairness of the transaction to us from a financial point of view. One of our directors is also a director of the parent company of the financial advisor, but was not a member of the committee. In connection with the sale, we paid a special dividend, equal to the proceeds received of $0.428 per common share.

In 2003, we renewed our agreement with Woodbridge that reduces the cost of our directors' and officers' insurance coverage. Under the terms of the agreement, we maintain standard directors' and officers' insurance for any amount up to $15 million with a third party insurance company. A separate third party insurer is responsible for the next $75 million of coverage. Woodbridge indemnifies this second insurer. For its agreement to indemnify the insurer, we pay Woodbridge an annual premium of $685,000, which is less than the premium that we would have paid to a third party.

SUBSEQUENT EVENTS

On April 8, 2004, we agreed to acquire TradeWeb Group LLC, a leading online global trading platform for fixed-income securities, for $385 million in cash plus contingent payments of up to approximately $150 million over the next three years based on the achievement of growth targets. This transaction is subject to regulatory approvals and is expected to close later in the year.

On April 23, 2004, we reached an agreement with insurance companies to settle our business interruption claims associated with September 11, 2001 for $13 million. This recovery will be recognized in our second quarter.

CRITICAL ACCOUNTING POLICIES

Please refer to the "Critical Accounting Policies" section of the "Management's Discussion and Analysis" in our Annual Information Form, which is contained in our annual report on Form 40-F for the year ended December 31, 2003, for information on accounting policies that we consider critical in preparing our consolidated financial statements. There have not been any significant changes to these policies, nor are there any new accounting policies that we would consider critical. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions. Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management.

ACCOUNTING CHANGES

Derivatives and Hedging Activity

Effective January 1, 2004, we adopted Accounting Guideline AcG-13, Hedging Relationships, and Emerging Issues Committee (EIC) Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. AcG-13 addresses the conditions for applying hedge accounting, including the identification, designation, documentation and effectiveness of hedging relationships. EIC Abstract 128 requires that, with certain exceptions, a freestanding derivative financial instrument that does not qualify for hedge accounting under AcG-13, be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income.

As a result of the new guidance, certain derivatives previously accounted for as hedges no longer qualify for such treatment under AcG-13. In accordance with AcG-13, the deferred loss on these instruments as of January 1, 2004 of $26 million will be recognized in "Net interest expense and other financing costs" as the hedged items to which these derivatives formerly related are recognized in earnings. The change in the fair value of these derivative instruments subsequent to January 1, 2004 will also be recognized within "Net interest expense and other financing costs". For the period ended March 31, 2004, $3 million of expense was recognized related to this new guidance, which consisted of a portion of the deferred loss. The increase in the fair value of the derivatives between January 1, 2004 and March 31, 2004 was not material.

Asset Retirement Obligations

Effective January 1, 2004, we adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3110, Asset Retirement Obligations, with restatement of our prior periods. The new guidance describes how to recognize and measure obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets.

Our only asset retirement obligations are obligations to restore leased facilities upon termination of the leases. For the three months ended March 31, 2004, we recorded expense of $1 million related to these obligations. The expense for the comparable period in the prior year was not material. Details of the restatements made to previously reported results are discussed in Note 4 to our consolidated interim financial statements.

Accounting for Income Taxes in Interim Periods

In the first quarter of 2004, we refined the calculation by which we allocate estimated full year income tax expense among interim periods. Previously, the estimated full year effective tax rate for the consolidated results was applied to the relevant interim period's consolidated pre-tax income. Beginning in 2004, we estimated separate annual effective income tax rates for each taxing jurisdiction and individually applied such rates to the interim period's pre-tax income of each jurisdiction. This change was accounted for as a change in estimate.

Revenue Recognition

Effective January 1, 2004, we must apply the guidance in EIC Abstract 141, Revenue Recognition, which incorporates the principles and summarizes the guidance in the U.S. Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 101, Revenue Recognition in Financial Statements. The Abstract also provides interpretive guidance on the application of CICA Handbook Section 3400, Revenue. Because we have previously applied the provisions of SAB 101, the adoption of EIC Abstract 141 did not impact our consolidated financial statements.

Also effective January 1, 2004 was EIC Abstract 142, Revenue Arrangements with Multiple Deliverables. This Abstract addresses the accounting by vendors for arrangements in which the vendor will perform multiple revenue-generating activities. The Abstract conforms Canadian GAAP to the U.S. GAAP set forth in Emerging Issues Task Force (EITF) Issue 00-21, also entitled Revenue Arrangements with Multiple Deliverables. Because we have previously applied EITF Issue 00-21, the adoption of EIC Abstract 142 did not impact our consolidated financial statements.

Generally Accepted Accounting Principles

Effective for our fiscal year beginning January 1, 2004 was CICA Handbook Section 1100, Generally Accepted Accounting Principles. This Handbook Section establishes standards for financial reporting in accordance with generally accepted accounting principles and clarifies the relative authority of various accounting pronouncements and other sources within GAAP. This Handbook Section did not impact our consolidated financial statements.

RECENTLY ISSUED ACCOUNTING STANDARDS

The Accounting Standards Board and the EIC of the CICA have recently issued several accounting standards, of which only one is applicable to our activities. An overview of this standard follows:

Accounting Guideline AcG-15, Consolidation of Variable Interest Entities.    In June 2003, the CICA issued AcG-15, which requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. This Guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. The guidance related to consolidation requirements is effective for periods beginning on or after November 1, 2004.

We have assessed the effects of AcG-15 and do not expect its adoption to have a material impact on our consolidated financial statements.

ADDITIONAL INFORMATION

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management's discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information required to be disclosed by our company in reports that it files or furnishes under the U.S. Securities Exchange Act and applicable Canadian securities law is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities.

Changes in Internal Control over Financial Reporting

There was no change in our company's internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share Capital

As of April 23, 2004, we had outstanding 654,720,358 common shares and 6,000,000 Series II preference shares.

Public Securities Filings

You may access other information about our company, including our annual information form and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

Reconciliations

RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING PROFIT TO OPERATING PROFIT

(millions of U.S. dollars)
(unaudited)

For the Three Months Ended March 31, 2004

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total

Adjusted EBITDA	208	(16)	101	30	(9)	314	(3)	311
Less:
Depreciation	(48)	(38)	(43)	(7)	(5)	(141)	—	(141)

Adjusted operating profit	160	(54)	58	23	(14)	173	(3)	170
Less:
Amortization	(28)	(18)	(17)	(7)	(2)	(72)	—	(72)

Operating profit	132	(72)	41	16	(16)	101	(3)	98

Net other income								—
Net interest expense and other financing costs								(61)
Income taxes								6
Equity in net losses of associates, net of tax								(1)

Earnings from continuing operations								42
Loss from discontinued operations, net of tax								(5)

Net earnings								37

For the Three Months Ended March 31, 2003

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total

Adjusted EBITDA	151	(23)	94	34	(10)	246	2	248
Less:
Depreciation	(43)	(34)	(45)	(7)	(6)	(135)	—	(135)

Adjusted operating profit	108	(57)	49	27	(16)	111	2	113
Less:
Amortization	(24)	(23)	(15)	(7)	(3)	(72)	—	(72)

Operating profit	84	(80)	34	20	(19)	39	2	41

Net other income								56
Net interest expense and other financing costs								(65)
Income taxes								8
Equity in net losses of associates, net of tax								(4)

Earnings from continuing operations								36
Earnings from discontinued operations, net of tax								11

Net earnings								47

RECONCILIATION OF ADJUSTED EBITDA MARGIN AND ADJUSTED OPERATING PROFIT MARGIN TO
OPERATING PROFIT MARGIN
(as a percentage of revenue)

For the Three Months Ended March 31, 2004

(unaudited)

	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Corporate and Other		Ongoing		Disposals		Total

Adjusted EBITDA	26.9%		(4.6%	)	26.0%		16.9%		(25.0%	)	18.3%		(150.0%	)	18.1%
Less:
Depreciation	(6.2%	)	(10.8%	)	(11.1%	)	(3.9%	)	(13.9%	)	(8.2%	)	—		(8.2%	)

Adjusted operating profit	20.7%		(15.4%	)	14.9%		13.0%		(38.9%	)	10.1%		(150.0%	)	9.9%
Less:
Amortization	(3.6%	)	(5.1%	)	(4.4%	)	(4.0%	)	(5.5%	)	(4.2%	)	—		(4.2%	)

Operating profit	17.1%		(20.5%	)	10.5%		9.0%		(44.4%	)	5.9%		(150.0%	)	5.7%

For the Three Months Ended March 31, 2003

	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Corporate and Other		Ongoing		Disposals	Total

Adjusted EBITDA	22.4%		(7.0%	)	24.7%		20.1%		(29.4%	)	15.6%		28.6%	15.7%
Less:
Depreciation	(6.4%	)	(10.4%	)	(11.8%	)	(4.1%	)	(17.7%	)	(8.6%	)	—	(8.6%	)

Adjusted operating profit	16.0%		(17.4%	)	12.9%		16.0%		(47.1%	)	7.0%		28.6%	7.1%
Less:
Amortization	(3.6%	)	(7.1%	)	(4.0%	)	(4.2%	)	(8.8%	)	(4.5%	)	—	(4.5%	)

Operating profit	12.4%		(24.5%	)	8.9%		11.8%		(55.9%	)	2.5%		28.6%	2.6%

        Certain information in this management's discussion and analysis, particularly under the heading "2004 Financial Outlook," are forward-looking statements that are not historical facts but reflect our current expectations regarding future results. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results or events to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general economy; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; impairment of goodwill and identifiable intangible assets; and failures or disruptions of our electronic delivery systems or the Internet. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and the United States from time to time, including our annual report on Form 40-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.